SOUTHERN MICHIGAN BANCORP, INC.

Annual Report 2001


have done my duty
told the truth
nothing back."

SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting of Southern Michigan Bancorp, Inc. will be held on April 15, 2002, at 4:00 p.m. at Southern Michigan Bank & Trust, 51 West Pearl Street, Coldwater, Michigan.

Form 10-K

A copy of the annual report to the Securities and Exchange Commission, Form 10-K, will be provided free of charge to stockholders upon written request. Address requests to Southern Michigan Bancorp, 51 West Pearl Street, Coldwater, Michigan 49036. Attention Jaylen Johnson.

Transfer Agent

Registrar and Transfer Company acts as transfer agent for the corporation's stock. For information, call Registrar and Transfer at (800) 368-5948.

Dividend Reinvestment

Southern Michigan Bancorp provides an automatic reinvestment plan for dividends that allows shareholders to increase their holdings without brokerage fees.

Market Makers

The following broker firms make the market for the stock of Southern Michigan Bancorp:

Hilliard Lyons, Inc.
Coldwater, Michigan
517-278-4333 or
800-211-5257

Howe Barnes Investments, Inc.
Chicago, Illinois
312-655-2954 or
800-800-4693

Robert Baird & Co.
Grand Rapids, Michigan
616-459-4491 or
800-888-6200

Kent King Securities Co., Inc.
Grand Rapids, Michigan
616-459-2844 or
888-804-8891

Cover: (Top left, clockwise) Downtown Battle Creek, The Branch County District Library and Hillsdale College

Our Relationships Endure.





On this magnificent prairie, we want to believe we are isolated from distant turmoil and sheltered from the winds of economic storms.

Acts and events of the past year, however, once again remind us of reality.

But while they may shock our sensibilities, they cannot shake our foundation.

We understand what is important.

We cherish the relationships that nurture our minds, bodies and souls.

We remain committed to the land for its bountiful harvest.

To our country for preserving our freedom.

To our community for its fabric of life.

To our neighbors for their friendship.

To our families for their support and love.

Through good times and hard times, above all else, *our relationships endure.*





Letter to Shareholders



Jim Groholski
President and CEO

When future generations write the history of our times, the events of September 11 will be recounted as a pivotal moment that transformed American society in many ways—from the way we travel and communicate, to how we relate with each other, with neighbors, with strangers and with people around the world.

Although trivial by comparison to the September 11 tragedy, the financial and banking markets in 2001 were erratic and unpredictable. At the outset of 2001, the prime rate stood at 9.5 percent; by year-end 2001, it had dropped in half to 4.75 percent.

Despite the unprecedented decline in interest rates, the economy in 2001 slugged its way through a mild recession that affected local and regional companies, most financial institutions, the equity markets, as well as most consumers.

The collapse of Enron, whose impact is not yet fully measured, alerted us all to the vital importance of financial disclosure integrity. It has also reminded us to be continually vigilant over our retirement planning and in managing our personal investments.

Congress, reacting to September's events and its aftermath, passed the USA Patriot Act in October. The new law is designed to assist law enforcement personnel with identifying persons and organizations engaged in or suspected of engaging in terrorist activities or money laundering. As a direct result, banks like Southern Michigan Bank & Trust will be allocating considerably more resources to ensure appropriate safeguards and reporting requirements are met.

The precipitous year-long decline in interest rates contributed to shrinkage of the Company's monthly net interest margin, from 4.72 percent at the beginning of 2001 to 4.28 percent by year-end. In actual dollars, the reduction totaled $469,000 for the year. All told, the Company's earnings per share were reduced by $.32 to $1.43 for 2001, compared with $1.75 in 2000.

I would be remiss if I did not mention that Jane L. Randall, a member of our Board of Directors for many years, will be retiring this year. She has been a valuable contributor to the Board and will be missed. The Board of Directors, Officers and Staff of Southern Michigan Bancorp, Inc. and Southern Michigan Bank & Trust wish to extend best wishes to Jane in the future.

When someone leaves, someone new usually arrives. Marcia Albright joined the Boards of Southern Michigan Bancorp, Inc. and Southern Michigan Bank & Trust in February of 2002. Ms. Albright, Director of Engineering at Dana Towing Group, brings a wealth of knowledge and experience to the Company.

Since I will be retiring at the end of 2002, this is my last letter to the Shareholders of Southern Michigan Bancorp, Inc. I want to take this opportunity to thank all of you for your loyal support of Southern Michigan through all the changes that have taken place through the years. Being associated with the Company for over thirty-five years, I have been given a number of opportunities to grow and achieve things that many people can only dream about. I will be leaving, knowing that the Southern Michigan will continue to grow and prosper because of the dedication of the Board of Directors, Officers, Staff and Shareholders as loyal as you.

Sincerely,

Jim Groholski,
President and CEO

Southern Michigan Bancorp, Inc.
Financial Summary

For the Year	2001	2000
Net interest income	$12,079,000	$12,548,000
Provision for loan losses	1,250,000	700,000
Non-interest income	4,031,000	3,028,000
Non-interest expense	11,241,000	10,322,000
Net income	2,744,00	3,375,000
Per Share		
Basic and diluted earnings	$1.43	$1.75
Cash dividends declared	0.61	0.70
At Year End		
Assets	$317,096,000	$303,639,000
Gross Loans	212,535,000	214,405,000
Deposits	261,083,000	245,430,000
Long-term debt	24,000,000	25,000,000
Shareholders' equity	25,547,000	24,211,000
Ratios		
Return on average assets	0.90%	1.16%
Return on average equity	10.47%	15.13
Total risk-based capital ratio	12.01%	11.55

Southern Michigan Bank & Trust Taps Technology for More Service and Convenience.

Banking in the United States and across the globe is moving at the speed of light, thanks to incredible innovations in technology. Improvements seem to be coming at a faster rate every year. Southern Michigan Bank & Trust is utilizing the latest advances in technology to give its customers more control and convenience with their accounts.



The Internet and the World Wide Web allow SMB&T customers to conduct business twenty-four hours a day, seven days a week. These wonders of technology that are becoming more commonplace everyday offer secure banking from home or anywhere around the world. When customers log on to www.smb-t.com, they can check account balances, transfer funds, pay bills and use the Bank's extensive on-line services.



Customers without their own access to the Internet are welcome to visit the Bank's On-Line Resource Center at selected branch offices. Our knowledgeable and friendly staff members are available to answer questions and demonstrate all the convenient features of www.smb-t.com.

One-Touch Banking is another service that lets customers Bank from anywhere, day or night. It's easy with touch-tone telephones. Personal identification numbers ensure security. Customers can look up balances, transfer money from account to account, inquire about loan payments and due dates, and monitor savings rates. With a fax machine, customers can also receive an up-to-date copy of their bank statement.



Internal Services Keep Our Commitments.

Although customers may only see the friendly bankers and tellers of Southern Michigan Bank & Trust, the institution's reputation for customer service "Southern Style" is built on the strength of its backroom services and operations departments. These hidden assets are the reason that the Bank maintains such a smooth, efficient and accurate flow of business. It's the commitment to excellence from every employee in this area that gives Southern Michigan Bank & Trust the capacity to handle thousands of daily transactions and meet every request.



Document imaging is a new and valuable addition to the Bank's list of internal services. This technology lets the bank digitally store images of checks and statements for virtually instant retrieval. Customers can receive a copy, or they can have images of their checks and statements burned onto a compact disk (CD) for more convenient access and storage.

Besides document imaging, the backroom department handles data processing, customer records and lockboxes. In addition, it manages the Bank's Web site at www.smb-t.com that offers convenient and secure on-line banking.

People in southern Michigan are on the move, and the operations department has kept pace with 16 ATM machines at convenient locations throughout the service area. So many customers have discovered the flexibility and speed of using the Bank's ATM and debit cards that the department now processes over 300 requests every month. The operations department has also integrated all customer information into one verification system to ensure seamless banking.



The combined experience of the backroom and operations departments does more than pay off in performance. It fulfills the Bank's promises to its customers, community and shareholders.

STRATEGIC MANAGEMENT TEAM OF SOUTHERN MICHIGAN BANK & TRUST



James T. Groholski,
President & Chief Executive Officer



Jaylen Johnson,
Executive Vice-President/C.O.O.



Christopher Hugar,
Senior Vice President/ Head of Lending



Danice Chartrand,
Vice-President/Controller



Andrew Karr,
Vice-President/Human Resources



Michael Lammers,
Vice-President/Sr. Trust Officer



Roy Messing,
Vice-President/Sr. Commercial Lender



Patty Parker,
Assistant Vice-President/Marketing

OFFICERS
SOUTHERN MICHIGAN BANCORP, INC.

James J. Morrison, Chairman
James T. Grohalski, President and C.E.O.
Jaylen T. Johnson, Executive Vice President/C.O.O.
Danice Chartrand, Vice President and Controller

BOARD OF DIRECTORS
SOUTHERN MICHIGAN BANK & TRUST
SOUTHERN MICHIGAN BANCORP, INC.

James P. Briskey
Pittsford Grain, Inc.

H. Kenneth Cole
Hillsdale College

William E. (Buzz) Galliers
G&W Display Fixtures

James T. Groholski
President & CEO SMB&T

Nolan E. (Rick) Hooker
Hooker Oil
Best American Car Washes

Gregory J. Hull
Farmer

Thomas E. Kolassa
Burnham Insurance Group

James J. Morrison
Chairman of SMB, Inc.
Morrison & Assoicates

Jane L. Randall
Dally Tire Company

Freeman E. Riddle
Spoor-Parlin, Inc.

HONORARY DIRECTORS
John S. Furry
Harvey Randall
Raymond W. Smith
Jerry L. Towns



It is with great sadness that we announce the passing of longtime board member and honorary board member, Jim Koss. Mr Koss passed away in August, 2001. All at Southern Michigan Bank & Trust and in the community will miss him dearly.

EXECUTIVE OFFICERS

James T. Groholski
President and C.E.O.

Jaylen Johnson
Executive Vice President/C.O.O.

FINANCE

Danice Chartrand
Vice President/Controller

OPERATIONS

Kelli Talbot
Operations Officer

Leslie Reagle
Operations Officer

Connie Faber
Assistant VP/Network Administrator

Jerald VanBlarcom
Assistant VP/Data Processing Officer

Paul Mahle
Assistant Data Processing Officer

HUMAN RESOURCES

Andrew Karr
Vice President

Veronica Hannah
Assistant Vice President

MARKETING

Patty Parker
Assistant Vice President

Carol Hughes
*Marketing Coordinator**

TRUST DEPARTMENT

Michael Lammers
Vice President/Sr. Trust Officer

Jeffery Seward
Vice President/Trust Officer

Margo S. Brush
Assistant Vice President/ Trust Administration Officer

OFFICERS — SOUTHERN MICHIGAN BANK & TRUST

COMMERCIAL LOANS

Christopher Hugar
Sr. Vice President/Head of Lending

Joan Trenary
Vice President

Tom Swoish
Vice President

Chuck Mauer
Vice President

Craig Binkowski
Vice President

Julie Waterbury
Vice President

Doug Kiessling
Vice President

Merl Grosvenor
Assistant Vice President/Credit Department Manager

BATTLE CREEK REGION

Roy Messing
Vice President/Sr. Commercial Lender

Patrick J. Peruchietti
Vice President/Commercial Lender

RETAIL BRANCH ADMINISTRATOR

Andrew Karr
Vice President

ATHENS OFFICE

Marcia Carman
Branch Manager

BATTLE CREEK MORTGAGE CENTER

Denise McGee
Assistant Vice President /Mortgage Center Manager

BECKLEY ROAD & PENNFIELD BRANCH

Donna VanNett
Assistant Vice President/Branch Manager

CAMDEN BRANCH

Kathy Miller
*Branch Supervisor**

COLDWATER MAIN & EAST CHICAGO BRANCH

Veronica Hannah
Assistant Vice President / Branch Manager

Barbara Junker
Customer Sales Officer

HILLSDALE OFFICE

Ann-Marie Bentley
Assistant Vice President / Regional Branch Manager

LOAN CENTER

Sharon Coolbaugh
Vice President / Head of Consumer Lending

Valerie Vaughan
Loan Officer

Christine Hagaman
*Consumer Loan Representative**

NORTH ADAMS BRANCH

Leonce Towers
*Branch Supervisor**

TEKONSHA BRANCH

Dawn Copas
*Branch Supervisor**

UNION CITY BRANCH

Ken Brooks
Vice President/ Regional Branch Manager

*Non Officer Position

2001 Southern Michigan Bank & Trust Employees

COLDWATER

Renee Anteau
Michelle Barone
Amanda Bawden
Jennifer Birch
Janet Carpenter
Juanita Carr
Heather Carter
Gary Chrisman
Erica Fitch
Jody Fleming
Jennifer Fox
Kathleen French
Marlena Green
Linda Grindle
Debra Hinkley
Harvey Hochstetler
Ellen Hopkins
Sandra Jaeck
Kathy Kerr
Alice Kimble
Misty Kosmerick
Rachael Love
Reba Ludwick
Marilyn Malcolm
Brent McBride
Marcia McClellan
Astrid Nettleman
Denise Neusbaum
Cassie Newbauer
Jane Nowicki
Robin O'Brien
Kelly Oliver
Becky Omo
Penny Omo
Tina Parys
Virginia Penney
Betty Reichhart
Kay Rice
Janice Rider
Jami Rodgers
Laura Russell
Susan Rzepka
Michelle Sarles
Nancy Sprow
Roy Traskos
Michelle Underwood
Catherine Usher
Patricia VanDyke
Cheryl Vicory

UNION CITY

Sue Adolph
Susan Blanchard
Jaime' Cummings
Linda Dormer
Dora Fast
Charlotte Lewis
Joanne Parks
Michele Russell
Gail Schafer

TEKONSHA

Kelle Holben
Lisa Lucas
Debra Richar
Diane Robinson

EAST CHICAGO STREET

Anita Mendolsohn
Alycia Mock
Jean Shaw
Jill Snyder

CAMDEN

Tere Drake
Constance Grate
Teresa Miller
Patricia Smith

HILLSDALE

Cynthia Engle
Joann Fast
Shelley London
Julie McCullough
Marjorie Powell
Kristen Smith
Robert Stanley
Deb Weiss

PENNFIELD

Valerie Campbell
Renee Dunn
Diana Inman
Lyndsi Swanger

BATTLE CREEK

Yvonne Case
Thomas DeBoer
Dyan Hagadon
Sallie Massa
Richard Masters
Krista O'Bryant
Brandi O'Dell
Heidi O'Dell
Martin Phillip
Patricia Stanton
Jean-Marie Warren
Patricia Wasyliw
Camille Wilson

ATHENS

Krista Johnston
Andrea Moyer
Georgia Stafford

NORTH ADAMS

Rhonda Baker
Shelley Reed
Leonce Towers

LOAN CENTER

Stephanie Arlt
Kelli Asher
Andrea Austin
Jodie Johnson
DeAnne Milligan
Brenda Poole
Carol Root
Lynn Roper
Amy Smale
Connie Swain
Laurie Tate
Shirley Vaughan
Mary Ann Vining

In 1871, Chicago had its great fire. Orville Wright was born. High-wheel bicycles were invented. The first professional baseball league was formed, and the foundation of Southern Michigan Bank and Trust was started in Coldwater, Michigan.

The fledgling institution was incorporated in early 1872 and began serving customers out of S. M. Steeley's back rooms in the Southern Michigan Hotel, next to the public town square. This location was only temporary, as management quickly realized the Bank needed its own building. Land was purchased on the corner of Monroe and Chicago Streets, where construction quickly commenced, and by July, the Southern Michigan National Bank opened its doors under its own roof.

The Coldwater community and the Bank grew through the turn of the century. They watched their sons go off to fight in World War I and later prospered during the Roaring Twenties. This era of good times was short-lived, because the crash of the stock market in 1929 changed the banking industry forever. As the Great Depression deepened in the early 1930s, newly elected President Franklin D. Roosevelt proclaimed a banking holiday to relieve the financial crisis. Southern Michigan National Bank, however, did not close its doors. Through careful management, the Bank's officers knew the Bank had the funds to cover the accounts of any customer who walked through its doors. Southern Michigan National Bank remained strong. No governmental bonds — municipal, county or school — ever went into default.

After World War II, Branch County boomed along with the rest of the country, and Southern Michigan National Bank served the area's consumer, commercial and agricultural financial needs. In 1992, the Bank changed its name to Southern Michigan Bank and Trust to reflect its broader mission. As the institution moved into the Twenty-first Century, it had expanded to serve residents and businesses throughout the southern Michigan region. The Bank also took the leap into cyberspace by launching its own Internet site and On-Line Resource Center that allowed its customers to access their accounts from the convenience of their own homes with a mere click of a computer mouse. Personal service was not left behind, as the institution renovated two branch offices, including the main office in Coldwater.

Throughout the 130-year history of Southern Michigan Bank & Trust, service has always been the key to success. As the institution helps the people in Branch, Calhoun and Hillsdale counties meet their financial goals, its customers can always look to Southern Michigan Bank & Trust for *"Banking As It Should Be."*

Southern Michigan Bancorp, Inc.
51 W. Pearl Street
Coldwater, Michigan 49036
517-279-5500
www.smb-t.com

